SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2002, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ____________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plan (Saudi Arabia),
     P. O. Box 2056, Mazda Building, Bab Makkah, Jeddah, 21451, Saudi Arabia

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

                      EMPLOYEE SAVINGS AND THRIFT PLANS -
                      MODERN INDUSTRIES COMPANY (JEDDAH),
                      MODERN INDUSTRIES COMPANY (DAMMAM)
                      AND MODERN PRODUCTS COMPANY

                      COMBINED FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED DECEMBER 31, 2002, 2001
                      AND 2000 AND INDEPENDENT AUDITORS' REPORT

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY



TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

Combined Statements of Net Assets Available for Benefits
   as of December 31, 2002 and 2001                                          2

Combined Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 2002, 2001 and 2000                      3

Notes to Combined Financial Statements for the Years
   Ended December 31, 2002, 2001 and 2000                                  4 - 7

COMBINED SUPPLEMENTAL SCHEDULE -

Statement of Investments                                                     8

                          INDEPENDENT AUDITORS' REPORT


To the trustees of:
Modern Industries Company (Jeddah) - Employee Savings and Thrift Plan, Modern Industries Company (Dammam) - Employee Savings and Thrift Plan, and Modern Products Company - Employee Savings and Thrift Plan



We have audited the accompanying combined statements of net assets available for benefits of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of the Procter & Gamble Company (the "Plans") as of December 31, 2002 and 2001 and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These combined financial statements are the responsibility of the Plans' trustees. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2002 and 2001 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The accompanying combined supplemental schedule listed on Page 8 is presented for the purpose of additional analysis and is not a required part of the basic combined financial statements. The schedule is the responsibility of the Plans' trustees. Such combined supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic combined financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.

Deloitte & Touche
Bakr Abulkhair & Co.



/S/ AL-MUTAHHAR Y. HAMIDUDDIN
-----------------------------
Al-Mutahhar Y. Hamiduddin
License No. 296
28 Muharram, 1424
March 31, 2003

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
(Expressed in Saudi Riyals)
---------------------------------------------------------------------------------------------
                                                                       2002           2001
                                                                -----------------------------
ASSETS

Investment in Procter & Gamble securities at fair values
  (cost of 2002: SR 32,493,550 and 2001: SR 37,284,391)             38,141,784     47,235,044
Investment in J.M. Smucker Company securities at fair values
  (cost of 2002: SR 265,120 and 2001: SR Nil)                          299,028              -
Loans to participants                                                  681,342      1,084,005
Other receivable                                                       387,697        244,475
Cash                                                                 4,700,456      6,530,758
                                                                -----------------------------
Total assets                                                        44,210,307     55,094,282


LIABILITIES

Amounts due to employees                                                17,345         42,800
                                                                -----------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                   44,192,962     55,051,482
                                                                =============================









The combined financial statements were approved on March 31, 2003.



Trustee:



Trustee:




  The accompanying notes form an integral part of these financial statements.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Expressed in Saudi Riyals)
------------------------------------------------------------------------------------------------------------
                                                                      2002            2001           2000
                                                                --------------------------------------------
ADDITIONS

Basic employee contributions                                         2,211,841      2,637,659      2,808,388
Additional employee contributions                                    1,723,766      2,440,765      3,247,339
Companies' contributions                                             1,672,448      1,828,344      1,905,551
                                                                --------------------------------------------

Total contributions                                                  5,608,055      6,906,768      7,961,278
                                                                --------------------------------------------
Investment income/(loss):

   Smuckers share                                                      363,246              -              -
   Dividends                                                           608,561        672,849        590,382
   Interest income                                                      65,556        115,780        286,775
   Unrealized gain/(loss)                                            1,938,332     (3,003,643)   (17,211,651)
                                                                --------------------------------------------

Total investment income/(loss)                                       2,975,695     (2,215,014)   (16,334,494)
                                                                --------------------------------------------

DEDUCTIONS

Distribution and withdrawals to participants
  at market value                                                  (19,442,270 )  (10,387,149)    (2,559,086)
                                                                --------------------------------------------

Total deductions                                                   (19,442,270)   (10,387,149)    (2,559,086)
                                                                --------------------------------------------

NET (DECREASE)/INCREASE                                            (10,858,520)    (5,695,395)    10,932,302

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year                                                   55,051,482     60,746,877     71,679,179
                                                                --------------------------------------------

End of year                                                         44,192,962     55,051,482     60,746,877
                                                                ============================================





  The accompanying notes form an integral part of these financial statements.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------


1.    PLANS DESCRIPTION AND RELATED MATTERS

      The following brief description of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of the Procter & Gamble Company, (the "Plans") is provided for general information purposes only. Participants should refer to each plan agreement for more complete information.

      This plan is not subject to any provisions of the United States Employee Retirement Income Security Act of 1974, nor is it qualified under the United States Internal Revenue Code Section 401(a).

      TRUSTEES

      The Trustees of the Plans include the chairman of Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company (collectively the "Companies") and nominated managers of the Companies.

      ELIGIBILITY

      Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plans.

      MEMBER'S ACCOUNTS

      An Employee Account and a Company Account are maintained for each member. The Employee Account includes a member's contributions, decreased by all withdrawals and increased by all repayments of withdrawals. The Company Account includes the total contributions made by the Companies, which were credited to the member's account in accordance with the terms of the Plans. Profits on bank deposits and net dividends are credited to the Employee Account.

      EMPLOYEE CONTRIBUTIONS

      Basic deductions of 5% of base salary are contributed monthly by the members. The member has the option to invest these contributions in one of the following investment programs offered by the Plans:

      o Invest the full amount to purchase Procter & Gamble securities.
      o Invest the full amount in bank deposits.
      o Invest 50% of the amount to purchase Procter & Gamble securities, and 50% in bank deposits.

      The numbers of participating employees under each of the aforementioned programs at December 31, 2002 were 279, 96 and 59 (2001: 343,91 and 62,
      2000: 386,42 and 50), respectively.

      Members may elect to contribute an additional 1% to 10% of their monthly salary. These additional contributions are not matched by the Companies and can only be invested in Procter & Gamble securities.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------


      COMPANIES' CONTRIBUTIONS

      The Companies credit each member with an amount ranging from 25% to 100% of the balance in the Employee Account, depending on the member's length of continuous service, with the rate reaching 100% after ten years of continuous service.

      EARNINGS

      Any occurrence of income from the net dividends earned and credits from forfeitures are utilized to purchase more Procter & Gamble securities. These earnings are allocated on a pro-rata basis to the existing members based on the prior month-end balance of their Plans' assets.

      Commission earned from bank deposits is allocated amongst the members of the Plans in proportion to their investments in bank deposits.

      VESTING

      The members are fully vested in their Employee Accounts and Earnings Accounts. Members become vested in the Companies' contributions by 30% after the first three full years from the date of their membership in the Plans, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership.

      WITHDRAWALS

      Withdrawals may be made from the member's Employee Account at any time he chooses to, up to the extent of his contributions, the vested portion of the Companies' Contributions and all relevant profits thereon.

      The non-vested portion of the Companies' Contributions and relevant profits are placed in a frozen account that will continue to be vested according to the schedule of investments. These are paid to the employee on his separation from the Companies unless he meets the criteria for forfeiture (see Forfeitures). The employee may rejoin the Plans after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

      LOANS

      An existing member who has at least five years of membership is eligible to borrow from the Plans up to an amount that varies with the member's monthly base salary and length of service. The maximum loan amount cannot exceed 50% of the balance in the Employee's Account (including gains on securities) or six months salary, whichever is lesser. Repayment of the loan is made by monthly payroll deductions. The member may elect to repay the outstanding loan in a lump sum at any time.

      FORFEITURES

      When members leave the Plans without the requirement for full vesting (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies' Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing members using the same formula as the Companies' Contributions (see Companies Contributions).

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

      TRANSFERABILITY

      The Plans are 100% transferable between the Companies.

      COSTS OF THE PLANS

      All administrative costs of the Plans are paid by the Companies.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF COMBINATION

      The combined financial statements include the financial statements of all the Plans as stated in Note 1. All significant intercompany transactions and balances have been eliminated in the combination.

      BASIS OF ACCOUNTING

      The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The net assets and transactions of the Plans are recorded at fair value.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plans invest in Procter & Gamble securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with Procter & Gamble securities, it is reasonably possible that changes in the value of Procter & Gamble securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

      INVESTMENTS

      Investments in Procter & Gamble and J.M. Smucker Company securities are valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

      THE J.M. SMUCKER COMPANY COMMON STOCK

      In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to The Procter & Gamble Company's ("P&G") shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding P&G common stock received one share of Smuckers stock for every fifty shares of P&G stock. The cost basis of the P&G common stock prior to the Smuckers spin-off was allocated between P&G common stock held and the Smuckers common stock received. Participants are not permitted to purchase additional shares of Smuckers.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

      INTEREST INCOME

      Interest income represents interest earned on bank deposits.

      FOREIGN CURRENCY TRANSLATION

      The Plans' primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated into Saudi Riyals at the exchange rates in effect on the last day of the Plans' year. Earnings on currencies other than the Saudi Riyals are translated at average rates prevailing during the year. Exchange gains or losses for 2002, 2001 and 2000 were not significant.

      TAXES

      Currently, there are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plans require that such taxes be borne by the members.

      Dividend payments on Procter & Gamble securities are received net of deduction of withholding taxes by the Government of the United States of America.

      CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against P&G, the Companies' parent company, by shareholders of P&G. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of US$49,000,000 has been approved. The Plans joined the class of plaintiffs on March 29, 2002. Once the allocation of the settlement is determined and approved by the court, the Plans will receive their portion of the settlement amount to allocate to employee accounts.



EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED SUPPLEMENTAL SCHEDULE - STATEMENT OF INVESTMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Expressed in Saudi Riyals)
------------------------------------------------------------------------------------------------------------------------------------

                                     2002                                 2001                                  2000
                       -------------------------------------------------------------------------------------------------------------

                       NUMBER OF                MARKET      NUMBER OF                MARKET       NUMBER OF                 MARKET
                       SHARES       COST        VALUE       SHARES        COST       VALUE        SHARES        COST        VALUE
                       -------------------------------------------------------------------------------------------------------------
Procter & Gamble
securities             118,951   32,493,550   38,141,784    159,224   37,284,391   47,235,044     180,906   39,013,998    53,197,576

J.M. Smucker Company
securities               2,014      265,120      299,028          -            -            -           -            -             -
                       =============================================================================================================


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, on April 14, 2003.

Employee Savings and Thrift Plan (Saudi Arabia)


By:  /s/FAHAD A. ABDULKARIM
     ----------------------------
     Fahad A. Abdulkarim




By:  /s/MOHAMMED M. AL-GHAMDI
     -----------------------------
     Mohammed M. Al-Ghamdi

                                  EXHIBIT INDEX


Exhibit No.                                                             Page No.

    23                      Consent of Deloitte & Touche